Exhibit 99.2

KORNIT DIGITAL LTD.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For the Six Months Ended June 30, 2022

Comparison of Period to Period Results of Operations

	Six Months Ended June 30,
	2022	2021
	(in thousands)
Revenues
Products	$120,080	$130,122
Services	21,349	17,667
Total revenues	141,429	147,789
Cost of revenues
Products	64,904	62,429
Services	22,591	16,368
Total cost of revenues	87,495	78,797
Gross profit	53,934	68,992
Operating expenses:
Research and development, net	28,091	19,243
Sales and marketing	37,631	24,879
General and administrative	20,016	15,689
Total operating expenses	85,738	59,811
Operating income (loss)	(31,804)	9,181
Financial income, net	6,123	2,416
Income (loss) before taxes on income (tax benefit)	(25,681)	11,597
Taxes on income (tax benefit)	(1,008)	896
Net income (loss)	$(24,673)	$10,701

	Six Months Ended June 30,
	2022	2021
	(as a % of revenues)
Revenues
Products	84.9%	88.0%
Services	15.1	12.0
Total revenues	100.0	100.0
Cost of revenues
Products	45.9	42.2
Services	16.0	11.1
Total cost of revenues	61.9	53.3
Gross profit	38.1	46.7
Operating expenses:
Research and development, net	19.9	13.0
Sales and marketing	26.6	16.9
General and administrative	14.1	10.6
Total operating expenses	60.62	40.5
Operating income (loss)	(22.5)	6.2
Financial income, net	4.3	1.6
Income (loss) before taxes on income (tax benefit)	(18.2)	7.8
Taxes on income (tax benefit)	(0.7)	0.6
Net income (loss)	(17.5)%	7.2%

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Six Months Ended June 30,
	2022		2021
	$	%	$	%
	($ in thousands, except percentages)

U.S	$70,992	50.2%	$98,310	66.5%
EMEA	48,583	34.4	33,526	22.7
Asia Pacific	13,473	9.5	10,815	7.3
Other	8,381	5.9	5,138	3.5
Total revenues	$141,429	100.0%	$147,789	100.0%

Comparison of the Six Months Ended June 30, 2022 and 2021

Revenues

Revenues of Kornit Digital Ltd. (“Kornit” “we,” “us” or “our”) decreased by $6.4 million, or 4.3%, to $141.4 million in the six months ended June 30, 2022, from $147.8 million in the six months ended June 30, 2021, which is net of $12.5 million and $9.7 million, in the fair value of warrants associated with revenues recognized from Amazon, respectively. Systems revenues decreased 12.4% to $78.2 million in the six months ended June 30, 2022 from $89.3 million in the six months ended June 30, 2021, as offset in part by a 20.3% increase in service revenues to $21.3 million in the six months ended June 30, 2022, from $17.7 million in the six months ended June 30, 2021, and an increase of 2.7% in ink revenues to $41.9 million from $40.8 million in six months ended June 30, 2022. The decrease in systems revenues for the six months ended June 30, 2022 reflected the impact of lower DTG systems revenues, mainly in the Americas region, due in part to an overall recalibration of e-commerce growth, macroeconomic headwinds, and delays in completion of customer production facilities.

Cost of Revenues and Gross Profit

Cost of revenues increased by $8.7 million, or 11.0%, to $87.5 million in the six months ended June 30, 2022, from $78.8 million in the six months ended June 30, 2021. Gross profit decreased by $15.1 million, or 21.8%, to $53.9 million in the six months ended June 30, 2022, from $69.0 million in the six months ended June 30, 2021. Gross margin decreased to 38.1% in the six months ended June 30, 2022, compared to 46.7% in the six months ended June 30, 2021, The year-over-year decrease in gross margin was driven by materially lower systems revenues, mainly in the Americas region. Inventory write-offs amounted to $2.5 million in the six months ended June 30, 2022, compared to $2.2 million in the six months ended June 30, 2021.

Operating Expenses

	Six Months Ended June 30,
	2022		2021		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development, net	$28,091	19.9%	$19,243	13.0%	$8,848	46.0%
Sales and marketing	37,631	26.6	24,879	16.9	12,752	51.3
General and administrative	20,016	14.1	15,689	10.6	4,327	27.6
Total operating expenses	$85,738	60.6%	$59,811	40.5%	$25,927	43.3%

Research and Development, net. Research and development net expenses increased by 46.0% in the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was mainly attributable to $5.9 million in salaries and related personnel expenses and share-based compensation due to an increase in the number of employees. In addition, depreciation expenses increased by $1.2 million due to an increase in the number of our systems utilized for research and development activities, while expenses related to facilities increased by $1.5, which corresponded with the increase in the number of employees during the six month period ended June 30, 2022 relative to the corresponding period of 2021. As a percentage of total revenues, our research and development expenses increased from 13.0% in the six months ended June 30, 2021 to 19.9% in the six months ended June 30, 2022.

Sales and Marketing. Sales and marketing expenses increased by 51.4% in the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was primarily due to $5.4 million in salaries and related personnel expenses and share-based compensation expenses due to a higher number of employees and an increase in variable compensation payout during the six months ended June 30, 2022 compared to the six months ended June 30, 2021. In addition, the increase reflected $5.2 million in marketing activities and $1.2 million in travel expenses (as COVID-19 travel restrictions were gradually lifted in the first half of 2022 relative to the first half of 2021). As a percentage of total revenues, our sales and marketing expenses increased during this period, from 16.9% in the six months ended June 30, 2021 to 26.6% in the six months ended June 30, 2022.

General and Administrative. General and administrative expenses increased by 27.6% in the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This primarily resulted from: (i) an increase of $2.7 million in salaries, related personnel expenses and share-based compensation expenses, mainly due to our employment of additional personnel during the first six months of 2022, as well (ii) an increase of $0.8 million in expenses related to consulting services, and (iii) an increase of $0.4 million in travel expenses (as COVID-19 travel restrictions were gradually lifted in the first half of 2022 relative to the first half of 2021). As a percentage of total revenues, our general and administrative expenses increased from 10.6% in the six months ended June 30, 2021 to 14.1% in the six months ended June 30, 2022.

Financial income, net

Finance income, net totaled $6.1 million in the six months ended June 30, 2022, compared to $2.4 million in the six months ended June 30, 2021. The $3.7 million increase in finance income in the first half of 2022 relative to the corresponding period in 2021, mainly resulted from $2.5 million related to interest on marketable securities and bank deposits and $1.0 million in currency exchange gains.

Taxes on Income

Our tax benefits amounted to $1.0 million, in the six months ended June 30, 2022, compared to tax expenses of $0.9 million in the six months ended June 30, 2021. The change from tax expenses to tax benefits was mainly derived from the increase of deferred tax assets related to carry-forward losses.

Liquidity and Capital Resources

As of June 30, 2022, we had approximately $196.6 million in cash and cash equivalents, $260.1 million in short term deposits and $247.9 million in short-term and long-term marketable securities, which, in the aggregate, totaled $704.6 million. We fund our operations mostly with cash raised via our equity financings, including our January 2017, June 2019, and September 2021 follow-on offerings, as well as income from operations (for periods when we realize operating income).

As of June 30, 2022, we had a line of credit with an Israeli bank for total borrowings of up to 6.0 million New Israeli Shekels. This line of credit is unsecured and available provided that (i) we maintain a 30% ratio of total tangible shareholders' equity to total tangible assets and (ii) the total credit use is less than 70% of our receivables. Interest rates on this credit line varied from (a) 0.3% to (b) Prime (Israel Interbank Offered Rate) plus 0.7% (2.95% as of June 30, 2022).

Based on our current business plans, we believe that our cash flows from operating activities (when our operations are cash-flow positive) and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using cash on hand. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, and the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Six Months Ended June 30,
	2022	2021
	(in thousands)
Net cash provided by (used in) operating activities	$(54,640)	$10,330
Net cash provided by (used in) investing activities	(359,958)	(44,147)
Net cash provided by financing activities	(342)	608

Net Cash Provided by (used in) Operating Activities

Six Months Ended June 30, 2022

Net cash used in operating activities in the six months ended June 30, 2022 was $54.6 million.

Net cash used in operating activities consisted of a net loss of $24.7 million, as adjusted in an amount of $30.2 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, offset in part, by other adjustments not included hereunder in an amount of $4.4 million.

During the six months ended June 30, 2022, our accounts receivable increased by $9.0 million, which reduced cash provided by operating activities. Number of days receivables for each of the six-month periods ended June 30, 2022 and 2021 was 77 days.

During the six months ended June 30, 2022, trade payable and deferred revenues and advances from customers decreased by $16.0 million, reducing cash provided by operating activities, inventory increased by $23.9 million, reflecting the decrease in business volume, and employee and payroll accruals decreased by $6.8 million decreasing cash provided by operating activities.

Six Months Ended June 30, 2021

Net cash provided by operating activities in the six months ended June 30, 2021 was $10.3 million.

Net cash provided by operating activities consisted of net income of $10.7 million, as adjusted in an amount of $18.3 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, offset, in part by other adjustments not included hereunder in an amount of $1.9 million.

During the six months ended June 30, 2021, our accounts receivable increased by $11.1 million, reflecting the increase in our revenues, which reduced cash provided by operating activities. Number of days receivables were outstanding for the for the six months ended June 30, 2021 decreased to 77 days, compared to 113 days for the six months ended June 30, 2020.

During the six months ended June 30, 2021, deferred revenues and advances from customers decreased by $11.4 million, reducing cash provided by operating activities, while other payables and accrued expenses increased by $5.7 million, reflecting the increase in business volume, increasing cash provided by operating activities.

Net Cash Used in Investing Activities

 Six Months Ended June 30, 2022

Net cash used in investing activities was $360.0 million for the six months ended June 30, 2022, which was primarily attributable to an increase in bank deposits in an amount of $250.9 million, a net purchase of marketable securities in an amount of $84.5 million, cash paid in connection with acquisitions, net of cash acquired, in an amount of $14.6 million and an investment of $9.4 million in property and equipment.

Six Months Ended June 30, 2021

Net cash used in investing activities was $44.1 million for the six months ended June 30, 2021, which was primarily attributable to the net purchase of marketable securities and an increase in bank deposits in an amount of $38.5 million and an investment of $5.6 million in property and equipment.

Net Cash Provided by (Used in) Financing Activities

Six Months Ended June 30, 2022

Net cash used in financing activities was $0.3 million for the six months ended June 30, 2022, which was attributable to $682 thousand of payments related to shares withheld for taxes in connection with option exercises, offset in part by $340 thousand of proceeds from option exercises.

Six Months Ended June 30, 2021

Net cash provided by financing activities was $0.6 million for the six months ended June 30, 2021, which was attributable to approximately $1.8 million of proceeds from option exercises, offset in part by approximately $1.1 million of payments related to shares withheld for taxes in connection with option exercises.

Cautionary Statement Regarding Forward-Looking Statements

Certain information herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Atlas Max Poly, Presto Max and Apollo products, upgrades to Atlas systems to Atlas Max, and automation upgrades;

●	our expectations regarding the expansion of our serviceable addressable markets;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations concerning sales to, and revenues to be generated from, significant customers, including Amazon;

●	our expectations regarding the impact of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans regarding our distribution strategy for our products;

●	our goals with respect to the environmental impact of our operations and products;

●	our expectations concerning competition;

●	our expectations regarding the success of our new products and systems;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies and our expectations as to the success of those acquisitions and investments; and

●	our expectations concerning our access to financing to support the expansion of our operations; and

●	the duration and severity of the adverse macro-economic trends triggered by the global COVID-19 pandemic, such as supply-chain delays inflationary pressures, and rising interest rates, which could potentially impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in our Annual Report on Form 20-F for the year ended December 31, 2021, which is on file with the Securities and Exchange Commission (the ”SEC”), and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.